Mail Stop 3561

March 24, 2009

O. Bruton Smith
Chief Executive Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, North Carolina 28212

> **Re: Sonic Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 1-13395**

Dear Mr. Smith:

We have reviewed your response letter dated March 13, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Goodwill, page 27

1. We note your response to comment one in our letter dated March 2, 2009 and we read your quantitative analysis with regard to comparing your market capitalization to your internally generated enterprise value per the discounted cash flow ("DCF") valuation model. Please explain in detail why the "non-public information" adjustment should be factored into this reasonableness analysis. In this regard, an acquiring entity may be willing to pay more for an enterprise if they are obtaining a controlling interest. Conversely, an acquiring entity would likely not pay more for an enterprise which may have liquidity concerns related to significant near term debt maturities. Please advise us in more detail the relevant authoritative GAAP literature you relied upon to support your analysis and inclusion of such adjustment. Absent further substantial evidence we are not persuaded the non-public information should be included in your reasonableness analysis and your calculated enterprise value under a DCF model is questionable. We may have further comment.

2. We note your response to comment two in our letter dated March 2, 2009. Enhance your disclosure to provide a robust discussion of the factors you considered and discussed for us, which supported the discontinued use of the earnings multiple approach to valuing your business.

3. In your response to comment two in our letter dated March 2, 2009 you state you determined the weighted average cost of capital to use in your DCF models by calculating your cost of capital along with the cost of capital of your peer group. Please advise us of your cost of capital as compared to that determined for your peer group to derive the amounts used in your interim and year end calculations.

4. We note your response to comment three in our letter dated March 2, 2009. Please revise your proposed disclosure in comment two to include the information discussed regarding the seasonally adjusted annual rate ("SAAR") assumptions and their related impact on the EBIT growth rate assumptions. In this regard, the SAAR assumptions appear to have a significant impact on future growth rate assumptions.

Liquidity and Capital Resources, page 41

Future Liquidity Outlook, page 49

5. We note your response to comment five in our letter dated March 2, 2009 and your indication that you are "still analyzing [y]our view of the availability of borrowings, [y]our operating cash flows and other sources of liquidity" and that your Form 10-K "will reflect [y]our current view of [y]our sources of liquidity." Please tell us what this disclosure will look like. In light of the disclosure that you provided in your Form 12b-25 filed on March 16, 2009, please confirm that you will disclose your possible noncompliance with a financial covenant of the Credit Agreement, including detailed disclosure of the covenant, why you may not comply with it, whether you will be at any ongoing risk of noncompliance and what impact noncompliance will have upon your available sources of cash and liquidity. Please also ensure that you will discuss the impact your reduced cash flows from operations for the fiscal year ended December 31, 2008 will have upon your liquidity, considering you indicate it is one of your two sources of liquidity.

Form 10-Q for the quarterly period ended September 30, 2008

Note 5. Goodwill and Intangible Assets, page 7

6. We note your response to comment seven in our letter dated March 2, 2009 and your statement, "…we did not use market capitalization reconciliation as a stand-

alone test of fair value but rather as a reasonableness test to validate the DCF approach." We also noted the precipitous decline in your calculated enterprise fair value from $2.0 billion as of September 30, 2008, to $950 million as of December 31, 2008. You further included an adjustment to the market capitalization reasonableness test for "non-public information" to support your calculated DCF enterprise value. As previously noted, absent further substantial evidence we are not persuaded this adjustment should be factored into your analysis. In this regard, your calculated enterprise value under your DCF model appears questionable as of September 30, 2008. Please advise.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director